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BY EDGAR AND FACSIMILE
December 2, 2004

Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

      Re:   Nabors Industries, Inc. and Nabors Industries Ltd.
            Schedule TO-I filed on November 12, 2004
            SEC File No. 5-37622

Dear Ms. Chalk:

            This letter is our response to the Division of Corporation Finance's comment letter dated November 30, 2004, in reference to the Schedule TO-I filed on November 12, 2004 by Nabors Industries, Inc. (the "Company") and its parent company, Nabors Industries Ltd. ("Nabors"), and the Offering Circular ("Offering Circular") filed as Exhibit 12 (a)(1)(A) to the Schedule TO-I.

            Our responses to the specific comments are set forth below. For the convenience of the Staff, each of the comments from the November 30, 2004 letter are restated in italics prior to the response. Capitalized terms have the same meanings as in the Schedule TO-I and the Offering Circular. We have attached to the facsimile version of this letter a copy of Amendment No. 1 to the Schedule TO-I (the "Amendment") that we filed with the Commission today.

SCHEDULE TO-I

1. The EDGAR "tag" for your filing indicates that it was filed as an issuer tender offer. As you are aware, Nabors Industries, Inc. and Nabors Industries Ltd. have filed this Schedule TO-I jointly despite the fact that Nabors Industries Inc. will be the actual issuer of the New Securities. Under the staff's interpretation of Rule 13e-4, the offer being made by Nabors Industries Ltd. constitutes a third-party offer and a joint filing is therefore technically inappropriate, since the disclosure requirements applicable to third party offers differ from those applicable to issuer tender offers. Please confirm supplementally that as to Nabors Industries Ltd., you have provided the disclosure required by Schedule TO as to third party offers. For example, under Item 5 of Schedule
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Christina Chalk, Esq.
Division of Corporation Finance
Securities and Exchange Commission
December 2, 2004
Page 2


      TO, confirm that you are responding as to the requirements of Item 1005(a) and (b) applicable to third party offer, versus Item 1005(e) for an issuer tender offer.

      Response: Rule 13e-4 applies only to tender offers by an issuer for a class of equity securities of such issuer (which has a class of securities registered pursuant to Section 12 of the Securities Act of 1933, as amended). Similarly, Regulation 14D applies only to tender offers for equity securities registered under the Securities Exchange Act of 1934, as amended. The only class of registered securities involved in the Exchange Offer is the Nabors' common shares issuable upon exchange of the Old Securities.

      In the Exchange Offer, Nabors is offering to exchange the right to obtain Nabors' common shares provided for in the New Securities for the similar right provided for in the Old Securities. Put differently, the registered equity security portion of both the Old Securities and New Securities is an equity security of Nabors Industries Ltd. If not for this equity security nexus to Nabors, the Company would have no obligation to file a Schedule TO under Rule 13e-4 and we see no requirement for a filing under Regulation 14D. The Company, a wholly-owned subsidiary of Nabors, does not have a class of equity securities registered pursuant to Section 12 of the Securities Act and its obligation under the Old Securities and the New Securities is to pay cash (unless under certain circumstances Nabors elects to make its common shares available).

      We note further that the Old Securities were, and the New Securities will be, fully and unconditionally guaranteed by Nabors. By analogy, prior interpretations by the Staff of Section 3(a)(9) of the Securities Act provide that where debt securities of a wholly-owned subsidiary guaranteed by its parent entity are exchanged for new debt securities of the subsidiary guaranteed by its parent, the "same issuer" requirement of
      Section 3(a)(9) is satisfied. See, e.g., Exxon Mobil Corporation (No Action Letter, publicly available June 28, 2002). We believe the same result pertains to the analysis under Rule 13e-4 and Regulation 14D. Further, we do not believe holders of the Old Securities would receive any relevant additional disclosure by treating the Company(1) as the third-party-offeror for the Old Securities where the equity component is limited to securities of Nabors. As a matter of economic reality, holders of Old Securities do not view the Company as a third party offeror and disclosure of intercompany arrangements between Nabors and its wholly-owned subsidiary would not be material to a decision by a holder of Old Securities to tender into the Exchange Offer (and such disclosure was not required even

-------------------
(1) The Staff's comment refers to Nabors Industries Ltd. as possibly being a third-party offeror. However, as the only equity security involved is the right to receive Nabors' common shares, we believe that the Staff intended to express a concern that Nabors Industries, Inc. might be a third-party offeror for securities of Nabors Industries Ltd. If we misunderstand the comment, we would be pleased to discuss it with you.

Christina Chalk, Esq.
Division of Corporation Finance
Securities and Exchange Commission
December 2, 2004
Page 3


      when the Old Securities were sold for cash). Accordingly, we believe that the offer by both the Company and Nabors for the Old Securities satisfies the technical requirements of Rule 13e-4, and preparing the Schedule TO on that basis provides holders of the Old Securities with the appropriate level of disclosure upon which to base their decision whether or not to tender their Old Securities. We believe that the Schedule TO-I would also comply with the rules if it was signed only by Nabors and if requested we would be prepared to delete the Company from the signature page if the Staff would prefer this approach.

2. Pursuant to Item 10 of Schedule TO, you incorporate by reference the financial statements in various periodic reports filed by Nabors Industries Ltd. Where you incorporate by reference financial statements found in other documents filed with the Commission, we require you to include in the document disseminated to security holders the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements and advise how you will disseminate this material new information.

      Response: The Company and Nabors incorporated the financial statements in response to Item 10 because the Exchange Offer did not meet the safe harbor in the instructions for not doing so, even though the Company and Nabors did not believe the financial statements to be material to an investor. Upon further review, the Company and Nabors continue to believe that the financial condition of the Company or Nabors is not material to a decision by holders of Old Securities whether to accept the Exchange Offer as the financial terms of the Old Securities and the New Securities are the same in all material respects. Accordingly, Nabors and the Company propose to amend the Schedule TO-I to remove the incorporation by reference of the financial statements previously incorporated by reference. This change is reflected in Item 10 of the Amendment.

3. See comment 2 above. Include earnings per share data for each period presented.

      Response: Please see the response to Comment 2.

4. The book value per share information provided pursuant to Item 10(a)(4) of Schedule TO should be included in the offering circular.

      Response: Please see the response to Comment 2. As set forth in Item 10 of the Amendment, Nabors and the Company propose to delete the book value per share information from the Schedule TO-I.

Christina Chalk, Esq.
Division of Corporation Finance
Securities and Exchange Commission
December 2, 2004
Page 4


OFFERING CIRCULAR

Summary Term Sheet

5. The purpose of the summary term sheet is to provide security holders with a summary of the most material aspects of this transaction. Pursuant to
      Item 1001 of Regulation M-A, it should be in bullet point format, with cross-references to more detailed discussion elsewhere in the offering materials. Your summary term sheet contains an excessive amount of information not appropriate for this section. As an example, we cite the extensive discussion of the business of the bidders found on the first page of the Summary Term Sheet. By presenting information unrelated to the material terms of the Exchange Offer, you obfuscate the most important aspects of this transaction. Please consider revising.

      Response: We appreciate the comment and have carefully reviewed the appropriateness of revising the Summary Term Sheet. We believe that the rationale and terms of this Exchange Offer are complex and we have clearly and accurately presented the same in the appropriate manner. We do not believe that a more abbreviated, bullet-point summary would be appropriate for this transaction. In this regard we note that other offerors conducting similar offers have used a "Q&A" format in lieu of a more abbreviated bullet-point presentation. See, e.g., Countrywide Financial Corp., Registration Statement on Form S-4, filed July 12, 2004, as amended on Aug. 18, 2004 (File No. 333-117322).

6. Include the disclosure about the accounting treatment of the Exchange Offer required by Item 1004(a)(1)(xi) of Regulation M-A. In addition, please confirm supplementally that you applied the guidance in EITF Issue No. 96-19 with respect to that accounting treatment.

      Response: The Company and Nabors believe that the Summary Term Sheet, particularly the response to "Why are you making the Exchange Offer?", as amended in accordance with our response to Comment 7 below, sufficiently describes the accounting that the Exchange Offer is intended to address and the effect if the Exchange Offer is not consummated.

      Additionally, the Company and Nabors confirm that they reviewed EITF Issue No. 96-19 to determine whether the exchange of debt would be treated as a modification of the debt or as an extinguishment of the debt. Their determination was that this exchange of debt qualifies as a modification of debt under EITF 96-19 and therefore the exchange has no material accounting consequences.

Christina Chalk, Esq.
Division of Corporation Finance
Securities and Exchange Commission
December 2, 2004
Page 5


Why are you making the Exchange Offer? Page 1

7. Here or in an appropriate section later in the offering circular, give an example of what the effect on 2003 reported earnings per share would be if the Exchange Offer were not consummated.

      Response: The Company and Nabors have provided the requested disclosure in the paragraph numbered 1 of Items 1 through 4, 6 and 7 of the Amendment.

What are the conditions to the Exchange Offer?  Page 3

8. Here and on the cover page of the offering circular, you state that you may terminate the offer "for any reason or for no reason." Reserving the right to end the offer at will and for no reason renders it an impermissible illusory offer. Please revise this and similar language throughout the offering circular.

      Response: The Company and Nabors have made the requested change in the paragraph numbered 2 of Items 1 through 4, 6 and 7 of the Amendment.

Can I withdraw my tender of Old Securities? Page 4

9. Please include disclosure about the "back end" withdrawal rights afforded by Rule 13e-4(f)(2)(ii). Make the same change in the more extensive discussion of withdrawal rights beginning on page 34 of the offering circular.

      Response: The Company and Nabors have made the requested change in the paragraph numbered 3 of Items 1 through 4, 6 and 7 of the Amendment.

Summary Description of the New Securities - Interest, Page 6

10. Briefly explain what you mean by the statement the "New Securities will not accrete."

      Response: In the paragraph numbered 4 of Items 1 through 4, 6 and 7 of the Amendment, the Company and Nabors have amended this sentence to be more descriptive.

Risks Related to the New Securities, Page 17

11. Revise this section to focus on the risks presented by the New Securities that differ materially from those associated with the Old Securities. Please explain in clear and concise language.

      Response: We believe that the risks involved in this Exchange Offer are somewhat more complex than in a standard offering and thus the information set forth in the Offering

Christina Chalk, Esq.
Division of Corporation Finance
Securities and Exchange Commission
December 2, 2004
Page 6


      Circular is appropriate under the circumstances. In particular, since the only covenant a tendering holder will give up is immaterial (i.e., the right to receive equity upon an exchange rather than cash in a default or similar situation), there are therefore no unusual risks from accepting the offer. Nevertheless, we believe there are risks attendant to the Exchange Offer not presented solely by accepting the New Securities (e.g., risks related to retaining the Old Securities).

12. Here or in an appropriate section of the offering circular, explain the effect on the Nabors' liquidity and capital resources from the cash settlement provisions of the New Securities, and discuss the means by which the company reasonably expects to finance the cash required upon conversion.

      Response: We believe that the first full risk factor on page 16 of the Offering Circular that begins "We may not have sufficient funds to pay the principal return upon exchange. . . " adequately explains the effect on the Nabors' liquidity and capital resources from the cash settlement provisions of the New Securities. Furthermore, we believe that there is no material difference in the cash settlement provisions of the New Securities and those of the Old Securities because the respective indentures for both securities require cash settlement of the principal amount in all material circumstances (the cash settlement requirement in the Old Securities became effective on October 25, 2004 as a result of execution of the Supplemental Indenture for the Old Securities).

Forward Looking Information, Page 24

13. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference, or revise to make clear that the Reform Act protections do not apply to statements made in the offering circular.

      Response: The Company and Nabors have made the requested change in the paragraph numbered 5 of Items 1 through 4, 6 and 7 of the Amendment. In addition, the Company and Nabors acknowledge that the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.

Conditions to the Exchange Offer, Page 30

14. All offer conditions, other than those related to governmental approvals necessary to consummation of the offer, must be satisfied or waived as of the expiration date of the

Christina Chalk, Esq.
Division of Corporation Finance
Securities and Exchange Commission
December 2, 2004
Page 7


      offer, not the date of acceptance of tendered securities. Please revise the language to the contrary in the introductory paragraph of this section.

      Response: The Company and Nabors have made the requested change in the paragraph numbered 6 of Items 1 through 4, 6 and 7 of the Amendment.

15.   Refer to the offer condition in subparagraph (iii) at the bottom of page
      30. It is not clear whether your offer condition is "triggered" by the major hostilities in Iraq and Afghanistan. Please address. In addition, with respect to the same condition, you must clarify on what basis you will determine whether it is "inadvisable" to proceed with the Exchange Offer in the face of such events. For example, are you tying that determination to a drop in share price?

      Response: In the paragraph numbered 7 of Items 1 through 4, 6 and 7 of the Amendment, the Company and Nabors clarify that the recent escalations of and ongoing hostility in Iraq and Afghanistan have not triggered the condition in subparagraph (iii). In addition, the Company and Nabors have stated in the paragraph numbered 7 of Items 1 through 4, 6 and 7 of the Amendment that in determining whether it is inadvisable to proceed with the Exchange Offer with respect to that condition, the Company and Nabors will make a reasonable determination of the impact of such developments on their business.

16. Refer to the paragraph on page 31 immediately after the last listed offer condition. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In this paragraph, the phrase "regardless of the circumstances giving rise to any condition (including any action or inaction by us or Nabors)" states that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

      Response: The Company and Nabors have made the requested revisions in the paragraph numbered 8 of Items 1 through 4, 6 and 7 of the Amendment.

Financial Advisor, Page 36

17. The disclosure here does not satisfy the requirements of Item 1009(a) of Regulation M-A. Please revise to provide the required information concerning the fees to be paid to UBS Securities LLC. Also, consider describing in greater detail the services provided by your financial advisor in connection with this Exchange Offer.

      Response: Pursuant to Rule 3(a)(9) of the Securities Act of 1933, as amended, UBS Securities LLC, as financial advisor for the Exchange Offer is not permitted to make, and is not making, "solicitations" or "recommendations" in connection with the Exchange

Christina Chalk, Esq.
Division of Corporation Finance
Securities and Exchange Commission
December 2, 2004
Page 8


      Offer. Accordingly, we don't believe Item 1009(a) of Regulation M-A is applicable and we respectfully disagree that any further detail concerning fees paid to, or services provided by, UBS needs to be included in the Schedule TO-I.

Possible Alternative Tax Characterization of the Exchange, Page 56

18. Expand the discussion of the possible alternative tax characterization of this exchange offer if it does not qualify as a tax-free exchange. For example, explain how the amount realized on the exchange and the holder's adjusted basis in the Old Securities tendered would be calculated.

      Response: The Company and Nabors have made the requested revisions in the paragraph numbered 9 of Items 1 through 4, 6 and 7 of the Amendment.

Incorporation by Reference, Page 58

19. Schedule TO does not permit "forward incorporation by reference" of documents not yet filed with the Commission. Rather, when you file a document that you wish to incorporate by reference into the Schedule TO, you must amend the Schedule TO itself to expressly reference that filing. Please delete the language to the contrary in this section.

      Response: The Company and Nabors have made the requested change in the paragraph numbered 10 of Items 1 through 4, 6 and 7 of the Amendment.

Closing Comments

      In connection with responding to our comments, please provide a written statement from the bidders acknowledging that:

            o they are responsible for the adequacy and accuracy of the disclosure in the filings;

            o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            o the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Response: The Company and Nabors have authorized me to confirm on their behalf that they acknowledge as follows:
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Christina Chalk, Esq.
Division of Corporation Finance
Securities and Exchange Commission
December 2, 2004
Page 9


            o They are responsible for the adequacy and accuracy of the disclosure in the filings;

            o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

            o They may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We do not believe that the additional information in Amendment No. 1 to the Schedule TO-I is material to a decision on whether to accept the Exchange Offer. Accordingly, we do not propose to print or mail a supplement to the Exchange Offer.

         Please feel free to contact the undersigned at (202) 371-7990 or Jeremy London at (202) 371-7535 with any questions or comments you may have. Obviously, because the Exchange Offer is currently scheduled to expire at midnight on December 10, 2004 we are anxious to resolve these comments as soon as possible.

                                          Respectfully submitted,

                                          /s/ Ronald C. Barusch
                                          -----------------------
                                              Ronald C. Barusch


Enclosure

cc:  Bruce P. Koch
     Vice President and Chief Financial Officer
     Nabors Corporate Services, Inc.

     Bruce M. Taten
     Vice President and General Counsel
     Nabors Corporate Services, Inc.